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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT No. _____)*

                              Oshkosh B'Gosh, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    688222207
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

    /X/      Rule 13d-1(b)
    / /      Rule 13d-1(c)
    / /      Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

================================================================================
SEC 1745  Persons who are to respond to the collection of information contained
(02-02)   in this form are not  required  to respond  unless the form displays a currently valid OMB control number.
================================================================================

CUSIP No. 688222207

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Olstein & Associates, L.P.  (Tax ID: 133813766)

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          Not Applicable

     3.   SEC Use Only

     4.   Citizenship or Place of Organization

          New York

                   5.    Sole Voting Power          1,008,000  **see Note 1**
Number of Shares
Beneficially       6.    Shared Voting Power        None
Owned by
Each Reporting     7.    Sole Dispositive Power     1,008,000  **see Note 1**
Person With:
                   8.    Shared Dispositive Power   None

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          1,008,000  **see Note 1**

     10.  Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)

          N/A

     11.  Percent of Class Represented by Amount in Row (9)

          10.52%

     12.  Type of Reporting Person (See Instructions)

          IA

CUSIP No. 688222207

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          The Olstein Funds  (Tax ID: 133837394)

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          Not Applicable

     3.   SEC Use Only

     4.   Citizenship or Place of Organization

          Delaware

                   5.    Sole Voting Power          910,000  **see Note 1**
Number of Shares
Beneficially       6.    Shared Voting Power        None
Owned by
Each Reporting     7.    Sole Dispositive Power     910,000  **see Note 1**
Person With
                   8.    Shared Dispositive Power   None

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          910,000  **see Note 1**

     10.  Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)

          N/A

     11.  Percent of Class Represented by Amount in Row (9)

          9.50%

     12.  Type of Reporting Person (See Instructions)

          IV

Item 1.

     (a)  Name of Issuer

          Oshkosh B'Gosh, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          112 Otter Avenue
          Oshkosh, Wisconsin  54901

Item 2.

     (a)  Name of Person Filing

          (1)   Olstein & Associates, L.P.
          (2)   The Olstein Funds

     (b)  Address of Principal Business Office, or if none, Residence

          (1)   4 Manhattanville Road
                Purchase, New York  10577

          (2)   4 Manhattanville Road
                Purchase, New York  10577

     (c)  Citizenship

          (1)   New York
          (2)   Delaware

     (d)  Title of Class of Securities

          Common Stock

     (e)  CUSIP Number

          688222207

Item 3.  If  this  statement  is  filed  pursuant   to § §   240.13d-1(b)  or
         240.13d-2(b) or (c), check whether the person filing is a:

     (1) Olstein & Associates, L.P.
         (e)  [X]  An  investment  adviser  in  accordance  with § 240.13d-1(b)(1)
                   (ii)(E);

     (2) The Olstein Funds
         (d)  [X]  Investment company  registered  under section 8 of the
                   Investment Company Act of 1940 (15 U.S.C. 80a-8).

Item 4.  Ownership

     (1) Olstein & Associates, L.P:

         (a) Amount beneficially owned:
                   1,008,000  **see Note 1**

         (b) Percent of class: 10.52%

         (c) Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote

                   1,008,000  **see Note 1**

             (ii)  Shared power to vote or to direct the vote

                   None

             (iii) Sole power to dispose or to direct the disposition of

                   1,008,000  **see Note 1**

             (iv)  Shared power to dispose or to direct the disposition of

                   None

     (2) The Olstein Funds:

         (a)  Amount beneficially owned:
                   910,000  **see Note 1**

         (b) Percent of class:  9.50%

         (c)  Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote

                   910,000  **see Note 1**

             (ii)  Shared power to vote or to direct the vote

                   None

             (iii) Sole power to dispose or to direct the disposition of

                   910,000  **see Note 1**

             (iv)  Shared power to dispose or to direct the disposition of

                   None

**Note  1**  Olstein &  Associates,  L.P.  ("Olstein"),  an  investment  advisor registered under Section 203 of the Investment  Advisers Act of 1940,  furnishes investment  advice to the Olstein  Financial Alert Fund, a series of The Olstein
Funds,  an investment  company  registered  under the Investment  Company Act of
1940, as amended (the "1940 Act"),  and to the Smith Barney Classic Values Fund,
a series of the Smith Barney Investment Trust, an investment  company registered under  the 1940  Act  (collectively,  the  "Funds").  In its role as  investment advisor or manager,  Olstein  possesses voting and/or  investment power over the securities of the Issuer described in this schedule that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the funds.  However,  all securities  reported in this schedule are owned by the
Funds. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended
(the "Exchange Act"), Olstein disclaims beneficial ownership of such securities.
In addition,  the filing of this schedule shall not be construed as an admission that the reporting  person or any of its affiliates is the  beneficial  owner of any securities  covered by this Schedule 13G for any other purposes than Section
13(d) of the Exchange Act.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

The Funds  described  in Note 1 above  have the right to receive or the power to direct the receipt of  dividends  from,  or the  proceeds  from the sale of, the securities held in their respective accounts. The Olstein Funds own 9.50% of the shares of common  stock  with the  Issuer.  To the  knowledge  of  Olstein,  the interest of the Smith Barney Classic Values Fund does not exceed 5% of the class of securities. Olstein disclaims beneficial ownership of all such securities.

Item 7. Identification  and  Classification of the Subsidiary which Acquired the
        Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

     By signing  below I certify  that,  to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business  and were not  acquired and are not held for the purpose of or with the effect of changing or influencing  the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Olstein & Associates, L.P.            The Olstein Funds
          By: Olstein Advisers, LLC,
                General Partner
          February 11, 2005                     February 11, 2005
          ---------------------------           ---------------------------
          Date                                  Date

          Olstein & Associates, L.P.            The Olstein Funds
          ---------------------------           ---------------------------
          Signature                             Signature

          /s/Michael Luper                      /s/Michael Luper
          ---------------------------           ---------------------------
          Michael Luper                         Michael Luper
          Executive Vice President              Chief Accounting Officer
                                                 and Treasurer

                                                                       Exhibit A

                                   AGREEMENT
                          JOINT FILING OF SCHEDULE 13G

Olstein  &  Associates,   L.P.  (an  investment  adviser  registered  under  the
Investment  Advisers Act of 1940) and The Olstein  Funds,  a Delaware  statutory trust,  hereby agree to file jointly the statement on Schedule 13G to which this
Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties  hereto is responsible  for the timely filing of such  statement  and any  amendments  thereto,  and for the completeness  and accuracy of the  information  concerning  such party contained therein,  but such party is not responsible for the  completeness or accuracy of information  concerning the other party unless such party knows or has reason to believe that such information is inaccurate.  It is understood and agreed that a copy of this  Agreement  shall be  attached  as an exhibit to the  statement  on
Schedule 13G, and any amendments hereto,  filed on behalf of each of the parties hereto.

          Olstein & Associates, L.P.            The Olstein Funds
          By: Olstein Advisers, LLC,
                General Partner
          February 11, 2005                     February 11, 2005
          ---------------------------           ---------------------------
          Date                                  Date

          Olstein & Associates, L.P.            The Olstein Funds
          ---------------------------           ---------------------------
          Signature                             Signature

          /s/Michael Luper                      /s/Michael Luper
          ---------------------------           ---------------------------
          Michael Luper                         Michael Luper
          Executive Vice President              Chief Accounting Officer
                                                 and Treasurer